THE ENDOWMENT FUND INC.
4265 San Felipe
9th Floor
Houston, Texas 77027

VIA EDGAR

March 9, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Registration Statement on Form N-2 for The Endowment Fund, Inc.
       (File Nos. 811-21723 and 333-123046)

Ladies and Gentlemen:

Pursuant to Rule 473(c) under the Securities Act of 1933 (the "1933 Act"), The Endowment Fund, Inc. hereby incorporates into the facing page of the above-referenced Registration Statement on Form N-2 filed February 28, 2005, the following delaying amendment, prescribed by Rule 473(a):

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine."

Please call the undersigned at (713) 993-4675 with any questions concerning this letter.

Very truly yours,

/s/ A. Haag Sherman

A. Haag Sherman
Principal Executive Officer